No Act

P.E. 3/12/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005966

Received SEC
MAR 25 2014
Washington, DC 20549

March 25, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-25-14

Steven E. Schwartz
Cognizant Technology Solutions Corporation
sschwartz@cognizant.com

Re: Cognizant Technology Solutions Corporation
Incoming letter dated March 12, 2014

Dear Mr. Schwartz:

This is in response to your letter dated March 12, 2014 concerning the shareholder proposal submitted to Cognizant by John Chevedden. We also have received a letter from the proponent dated March 20, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 25, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cognizant Technology Solutions Corporation
Incoming letter dated March 12, 2014

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes. The proposal also describes when the bylaw would, and would not, apply.

There appears to be some basis for your view that Cognizant may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that the proposal does not sufficiently explain when the requested bylaw would apply. In this regard, we note that the proposal provides that preliminary voting results would not be available for solicitations made for "other purposes," but that they would be available for solicitations made for "other proper purposes." Accordingly, we will not recommend enforcement action to the Commission if Cognizant omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We note that Cognizant did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

March 20, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 205491

 # 1 Rule 14a-8 Proposal
Cognizant Technology Solutions Corporation (CTSH)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is in regard to the March 12, 2014 no action request in which the company requests a waiver of the deadline for submitting a no action request.

If the Staff is inclined to grant the company a waiver, then it is requested that the Staff likewise grant the proponent a waiver on the deadline to submit a proposal to the company in order that the proponent can adhere to the Staff's guidance of first impression in the recent No Action Letter.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Jonathan Olefson <JOlefson@cognizant.com>

Cognizant
Steven E. Schwartz
Executive Vice President
Chief Legal and Corporate Affairs Officer
500 Frank W. Burr Blvd.
Teaneck, NJ 07666 USA
Phone (201) 678-2759
Fax (201) 801-0243
www.cognizant.com

March 12, 2014

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Cognizant Technology Solutions Corporation Stockholder Proposal from John Chevedden**

Ladies and Gentlemen:

Cognizant Technology Solutions Corporation (the "***Company***"), hereby files with the staff of the Division of Corporation Finance (the "***Staff***") the Company's reasons for excluding from its proxy statement for the Company's 2014 Annual Meeting of Stockholders (the "***Proxy Materials***") a stockholder proposal (attached hereto as Exhibit A, the "***Proposal***") and related supporting statement submitted by Mr. John Chevedden ("***Chevedden***").

The Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission (the "***Commission***") if the Company excludes the Proposal pursuant to Rule 14a-8(i)(3), as the Proposal violates the proxy rules, including Rule 14a-9, because it is impermissibly vague and indefinite. As discussed below, the Company notes that on March 4, 2014, the Staff recently determined that substantially identical proposals submitted to Intel Corporation, Verizon Communications Inc. and Newell Rubbermaid Inc. could be excluded pursuant to Rule 14a-8(i)(3) because those proposals were vague and indefinite, noting that those proposals did not sufficiently explain when the requested bylaw or policy would apply. *Intel Corporation* (avail. Mar. 4, 2014); *Verizon Communications Inc.* (avail. Mar. 4, 2014); *Newell Rubbermaid Inc.* (avail. Mar. 4, 2014) (together, the "***No-Action Letters***").

By copy of this letter, we are advising Chevedden of the Company's intention to exclude the Proposal. In accordance with Rule 14a-8(j)(2) and Staff Legal Bulletin No. 14D (November 7, 2008), we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Proposal; and (ii) Chevedden's letter submitting the Proposal.

The Company intends to file its definitive proxy statement with the Commission on or about April 18, 2014. This letter is being sent to the Staff fewer than 80 calendar days before such date and therefore, as described below, the Company requests that the Staff waive the 80-day requirement with respect to this letter.

I. The Proposal.

On December 12, 2013, Chevedden sent an email to the Company. Attached to that email was a letter dated December 12, 2013, addressed to the chairman of the Company's Board of Directors (the "***Board***"), and enclosing the Proposal, entitled "[CTSH: Rule 14a-8 Proposal, December 12, 2013], 4* - Confidential Voting". The Proposal and its supporting statement provide in part as follows:

> Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to 1) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules; 2) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and 3) Rule 14a-8 shareholder resolutions included in the proxy.
>
> This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes.

The December 12, 2013 letter, attaching the Proposal and supporting statement, is included in Exhibit A.

II. Basis for Exclusion.

The Company respectfully requests that the Staff concur with its view that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal and its supporting statement are impermissibly vague and indefinite.

Rule 14a-8(i)(3) provides that a stockholder proposal may be omitted from a proxy statement "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials." Rule 14a-9 specifically provides:

> No solicitation subject to this regulation shall be made by means of

> any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

The Staff has explained that a stockholder proposal is excludable under Rule 14a-8(i)(3) if the proposal is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004), Item B.4.

Here, the Proposal is impermissibly vague and indefinite so as to be inherently misleading because, among other things, the Proposal is internally inconsistent and does not sufficiently explain when the requested policy would apply. As the Staff noted in the No-Action Letters, the Proposal provides that preliminary voting results would not be available for solicitations made for "other purposes," but that they would be available for solicitations made for "other proper purposes."

In particular, the first paragraph of the Proposal indicates that the "enhanced confidential voting requirement should apply to . . . management-sponsored or Board-sponsored resolutions seeking approval of executive pay *or for other purposes*" (emphasis added), using the phrase, "for other purposes" as a catch-all to attempt to describe all the situations in which the Proposal *will* apply. Whereas the second paragraph of the Proposal states, "[n]or shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations *for other proper purposes*" (emphasis added), using the substantially similar language, "for other proper purposes," as a catch-all to attempt to describe all the situations in which the Proposal will *not* apply.

In neither case does the Proposal clarify the meaning of "other purposes," or give any guidance as to what "other purposes" the particular paragraph refers. Because of this, these two paragraphs, which are functionally opposite and ought to be mutually exclusive, conflict. The first paragraph brings within the ambit of the Proposal those solicitations for the listed purposes, plus all other purposes, while the second paragraph removes from the ambit of the Proposal those solicitations for the listed purposes, plus all other purposes. This creates an internal inconsistency that is not resolved elsewhere in the Proposal, making it impossible to determine which matters are intended to be covered by the Proposal and which matters are intended *not* to be covered by the Proposal.

As noted above, the Staff has recently concurred in the exclusion of stockholder proposals that are substantially identical to the Proposal, concluding that "the proposal does not sufficiently explain when the requested [bylaw/policy] would apply." *Intel Corporation* (avail. Mar. 4, 2014); *Verizon Communications Inc.* (avail. Mar. 4, 2014); *Newell Rubbermaid Inc.*

(avail. Mar. 4, 2014). The Staff specifically "note[s] that the proposal provides that preliminary voting results would not be available for solicitations made for 'other purposes,' but that they would be available for solicitations made for 'other proper purposes.'" *Id.* The Company believes, for this reason, that it may properly exclude the Proposal from the Proxy Materials as impermissibly vague and indefinite pursuant to Rule 14a-8(i)(3).

III. Request for Waiver under Rule 14a-8(j)(1).

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff, in its discretion, to permit a company to make its submission later than 80 days before the filing of its definitive proxy statement if the company demonstrates good cause for missing the deadline.

As noted above, the Staff has very recently concurred in the exclusion of stockholder proposals substantially identical to the Proposal on the same grounds as are set forth herein. The No-Action Letters were posted to the Commission's website on March 7, 2014, which is less than 80 days before the Company intends to file its definitive proxy statement. The No-Action Letters clarify that the Staff concurs with the Company's view that the Proposal is vague and indefinite because it does not sufficiently explain when the requested bylaw/policy would, and when it would not, apply. *Intel Corporation* (avail. Mar. 4, 2014); *Verizon Communications Inc.* (avail. Mar. 4, 2014); *Newell Rubbermaid Inc.* (avail. Mar. 4, 2014).

Based on the timing of the posting of the No-Action Letters, the Company believes that it has good cause for its inability to meet the 80-day requirement. The Company acted in good faith and in a timely manner following the posting of the No-Action Letters, to minimize any delay. Accordingly, the Company respectfully requests that the Staff waive the 80-day requirement with respect to this letter.

IV. Conclusion.

Based upon the foregoing analysis, the Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite.

* * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that Chevedden copy the undersigned on any response he may choose to make to the Staff, pursuant to Rule 14a-8(k).

NY\6191529.3

Sincerely,

Steven E. Schwartz
Executive Vice President, Chief Legal and
Corporate Affairs Officer

Enclosure

cc: Keith Halverstam, Latham & Watkins LLP
Joel H. Trotter, Latham & Watkins LLP
John Chevedden

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***   *** FISMA & OMB Memorandum M-07-16 ***

Mr. John E. Klein
Chairman of the Board
Cognizant Technology Solutions Corporation (CTSH)
500 Frank W. Burr Blvd.
Teaneck NJ 07666
Phone: 201 801-0233
FX: 201 801-0243

Rule 14a-8 Proposal

Dear Mr. Klein,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

December 12, 2013
Date

cc: Steven Schwartz <steven.schwartz@cognizant.com>
Corporate Secretary
Jonathan Olefson <JOlefson@cognizant.com>
David Nelson <david.nelson@cognizant.com>
Vice President, Investor Relations
PH: 201-498-8840

[CTSH: Rule 14a-8 Proposal, December 12, 2013]

4* – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to 1) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules; 2) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and 3) Rule 14a-8 shareholder resolutions included in the proxy.

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes.

Management is able to monitor voting results and take steps to influence the outcome on matters where they have a direct personal stake such as such as ratification of stock options.

As a result, a Yale Law School study concluded: "Management-sponsored proposals (the vast majority of which concern the approval of stock options or other bonus plans) are overwhelmingly more likely to win a corporate vote by a very small amount than lose by a very small amount to a degree that cannot occur by chance."

Cognizant shareholders supported another shareholder-friendly governance change at our 2013 annual meeting by voting 100% in favor of a proposal for annual election of each director.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, was concerned about our executive pay – $28 million for Francisco D'Souza and shareholders faced a potential 12% stock dilution. GMI said Cognizant can give long-term incentive pay to Mr. D'Souza for below-median performance. Unvested equity pay would not lapse upon CEO termination. Our Chairman, John Klein, was also on all 3 board committees, and yet had 15-years long tenure which detracts from his independence.

GMI said limits on shareholder rights at Cognizant included:
• Lack of fair price provisions to help insure that all shareholders are treated fairly
• Limits on the right of shareholders to convene a special or emergency meeting
• Limits on the right of shareholders to take action by written consent • The absence of cumulative voting rights

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Confidential Voting – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***